

June 8, 2011

Ms. Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage Holdings Inc.
350 Highland Drive
Lewisville, Texas 75067

Re: Nationstar Mortgage Holdings Inc.
Registration Statement on Form S-1
Filed May 16, 2011
File No. 333-174246

Dear Ms. Sutherland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to update the financial statements and related information included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Cover Page

2.   Please include the number of shares to be offered in your next amendment.

3.   Please identify the underwriters of the offering on the cover page. In addition, describe
        the underwriting terms, i.e., a firm commitment.

Prospectus Summary

Our Growth Strategy

Ownership Structure, page 9

4.   Please revise the chart on this page to show the percentage of your common stock that
        will be owned by each of FIF HE Holdings, LLC and the public shareholders after the
        consummation of the restructuring and the offering.

Risk Factors

5.   Some of your risk factors make statements regarding your ability to provide assurances,
        predictions, certainties or guarantees that a given event might happen. Please revise this
        section to eliminate this type of language. The point of a particular risk factor is to
        discuss a material risk and explain the likelihood of the risk impacting an investment in
        your securities, not your ability to provide assurances, predictions, certainties or
        guarantees.

6.   We note your disclosure throughout the document that you service higher risk loans.
        Please add a risk factor that specifically addresses the risks associated with this.

Our Foreclosure Proceedings in certain states…, page 15

7.   We note your disclosure that you have resumed certain previously delayed foreclosure
        proceedings. Please revise to further explain your decision to do so.

We may be required to repurchase…, page 23

8.   Revise to quantify your exposure, i.e, the principal amount of loans that may be subject to
        repurchase.

Use of proceeds, page 38

9.   Confirm to the staff that none of the liabilities disclosed under "Capitalization" on page
        40 will be repaid with the offering proceeds or revise to disclose such repayments.

Capitalization, page 40

10.   Please file the Master Repurchase Agreement referenced in Note 1 as an exhibit to the registration statement or tell us why you are not required to do so.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Items on Consolidated Balance Sheet

Liabilities and Members' Equity, page 65

11.   Please revise the first table on page 66 to present a rollforward of the repurchase requests received as well as a separate rollforward of your reserve for repurchases and indemnifications.

Description of Certain Indebtedness

Originations, page 74

12.   Please update the introductory paragraph to a recent date and include your $50 million warehouse facility. In addition, it appears that of your financing facilities, only the $300 million warehouse facility has been filed as an exhibit to the registration statement. Please file the other facilities or tell us why you are not required to do so.

Business

Regulation, page 110

13.   Please revise your disclosure on page 111 to specifically state whether there are any known changes to your operating policies or procedures as a result of the consent order. If so, please provide a description of these changes and the financial impact of such changes, if possible.

Certain Relationships and Related Party Transactions, page 130

14.   We note that you have deleted your disclosure that you have not received any fees from the January 2011 agreements with the Amgen entities. Please revise to disclose the amount of fees that you have received to date.

15.   Please file the Stockholders Agreement referenced on page 131 as an exhibit to your next amendment.

Principal and Selling Stockholders, page 133

16.   Please revise the footnote in this section to indicate an individual who has voting and dispositive power over the share held by the Initial Stockholder.

Description of Capital Stock, page 135

17.   Revise the second sentence of the introductory paragraph to indicate that all material information has been discussed.

Underwriting, page 144

18.   Revise the third sentence in the third paragraph (if all shares not sold) to add to the sentence, "after the completion of the initial public distribution".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc.   (facsimile only)
           Duane McLaughlin, Esq.
           Cleary Gottlieb Steen & Hamilton LLP
           (212) 225-3999